EXHIBIT 5.1
                        TASHLIK, KREUTZER & GOLDWYN P.C.
                             833 Northern Boulevard
                           Great Neck, New York 11021


                                                                   July 14, 1995

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC  20549
                           Re: Del Electronics Corp.
Dear Sirs:
          As counsel for Del Electronics Corp., a New York corporation (the "Corporation"), we are familiar with the Certificate of Incorporation and By-laws of the Corporation and the corporate proceedings taken by the Corporation in connection with the preparation and filing of a Registration Statement on Form S-3 ("Registration Statement") covering a proposed registration and sale by certain holders of 231,655 shares of the Corporation's Common Stock, $.10 par value ("Shares"), 321,574 warrants ("Warrants") and 321,574 Shares underlying such Warrants ("Warrant Shares").

          Based upon the foregoing, we are of the opinion that:

          1. The Corporation is a duly organized and validly existing corporation under the laws of the State of New York; and

          2. The Shares are duly authorized and legally issued and are fully paid and nonassessable.

          3. The Warrant Shares will be duly authorized and legally issued, and when the Warrants are exercised in accordance with their terms, as described in the Registration Statement, the Warrant Shares will be fully paid and non-assessable.

          Members of the firm are shareholders and stock option holders of the Company.

          We hereby consent to the filing of this opinion as an Exhibit to the aforementioned Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement.

                                             Very truly yours,

                                             Tashlik, Kreutzer & Goldwyn P.C.